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                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                              [1300 Hall Boulevard
                             Bloomfield, CT 06002]

                DEATH BENEFIT RIDER - RETURN OF PURCHASE PAYMENT

This Rider forms a part of the Contract to which it is attached and is effective upon issuance. In case of a conflict with any provision in the Contract, the provisions of this Rider will control. The following amends the "Death Benefit Provisions" of the Contract as follows:

DEATH BENEFIT PROVISIONS

DEATH BENEFIT DURING THE ACCUMULATION PERIOD
This provision is amended and superseded to provide that the death benefit will be the greater of:
     (1)  the Account Value; or
     (2) the Purchase Payment, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.

If a non-natural person owns the Contract, then Annuitant shall be deemed to be Owner in determining the death benefit.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount shall be determined as defined above; however, subsection (2) shall be restated to provide as follows: "the Account Value as of the effective date of the change of Owner and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal made after such date".

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Contract in his or her name in accordance with the "Death Benefit Options During The Accumulation Period" provision, the death benefit amount shall be determined in accordance with (1) or (2) above.

The amount of the death benefit is determined as of the end of the Business Day on which we have received both due proof of death and an election for the payment method. Any excess of the death benefit over the Account Value will be allocated to each applicable Subaccount in the Separate Account in the ratio that the Account Value in a Subaccount bears to the total Account Value. The death benefit in the Separate Account remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in a Subaccount will be subject to investment risk. This risk is borne by the Beneficiary.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD
This provision of the Contract is amended to add that if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his or her own name and upon such election the Account Value will be adjusted to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Subaccount in the Separate Account in the ratio that the Account Value in a Subaccount bears to the total Account Value.

This Rider is irrevocable.

The Death Benefit Rider Charge, if any, is shown on the Contract Schedule. Any Death Benefit Rider Charge will be deducted from the Account Value.

ICC14-6-ROP-1


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TERMINATION OF RIDER
This Rider will terminate:
a)   Upon termination of the Contract; or
b)   When any portion of the Account Value is applied to an Annuity Option

The Death Benefit Rider Charge, if any, will no longer be deducted after the Rider has terminated.

MetLife Insurance Company of Connecticut has caused this Rider to be signed by its [Secretary].

                                                      [/s/ Jacob M. Jenkelowitz]

ICC14-6-ROP-1